UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)




                          East West Distributors, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   27579W103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Gerald N. Kern
                        c/o East West Distributors, Inc.
                                     PMB 382
                            10105 East Via Linda #103
                              Scottsdale, AZ 85258
                                 (480) 614-2874
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)
                               - with copies to -

                              Ronald L. Brown, Esq.
                                Andrews Kurth LLP
                          1717 Main Street, Suite 3700
                               Dallas, Texas 75201
                                 (214) 659-4469


                               September 19, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 27579W103                    13D                          Page 2 of 10
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Gerald N. Kern
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,421,948
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          180,500
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,421,948
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    180,500
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,602,448
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     74.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 27579W103                    13D                          Page 3 of 10

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Petro-Med, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    180,500
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    180,500
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     180,500
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     8.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 27579W103                    13D                          Page 4 of 10

                                  Schedule 13D
                                  ------------

This Statement on Schedule 13D ("Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of East West Distributors, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at PMB 382, 10105 East Via Linda #103, Scottsdale, AZ 85258.

Item 1   Security and Issuer
         -------------------

         Security:         Common Stock, $0.001 par value.
         Issuer:           East West Distributors, Inc.
                           PMB 382
                           10105 East Via Linda #103
                           Scottsdale, AZ 85258

Item 2   Identity and Background
         -----------------------

(a) This Statement is jointly filed by Petro-Med, Inc., a Nevada corporation ("Petro-Med"), and Gerald N. Kern, a resident of the State of Arizona ("Kern," and collectively with Petro-Med, the "Reporting
         Persons"). Pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons as a result of their respective relationship with and control over Petro-Med
         (collectively, the "Controlling Persons"): Harry Hall ("Hall") and Jerry Tennant ("Tennant"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

(b)      REPORTING PERSONS.

         PETRO-MED. Petro-Med's business address is 10105 E. Via Linda, #103, PMB-382, Scottsdale, AZ 85258.

         KERN. Kern's address is 10105 E. Via Linda, #103, PMB-382, Scottsdale, AZ 85258.

         CONTROLLING PERSONS. Each Controlling Person's business address is 10105 E. Via Linda, #103, PMB-382, Scottsdale, AZ 85258.

(c)      REPORTING PERSONS.

         PETRO-MED. Petro-Med is a Nevada corporation. Kern, Hall and Tennant are the sole members of Petro-Med's Board of Directors. Kern is the President and Chief Executive Officer of Petro-Med.

         KERN. Kern is a resident of the State of Arizona. Kern's principal business is as a business executive.

         CONTROLLING PERSONS.

CUSIP NO. 27579W103                    13D                          Page 5 of 10

         HALL. Hall is a resident of the State of California. Hall is presently a member of the Board of Directors of Petro-Med. Hall's principal occupation is as a business executive.

         TENNANT. Tennant is a resident of the State of California. Tennant is presently a member of the Board of Directors of Petro-Med. Tennant's principal occupation is as a business executive.

         (d) During the last five years, no Item 2 Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, no Item 2 Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such Item 2 Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Petro-Med is incorporated in the State of Nevada. Each of Hall and Tennant are citizens of the United States.

Item 3   Source and Amount of Funds
         --------------------------

         PETRO-MED. On September 19, 2005, the Issuer effected a spin-off transaction (the "Spin-off") pursuant to which stockholders of record of the common stock of Meditech Pharmaceuticals, Inc., a Nevada corporation and former parent company of the Issuer ("Meditech"), as of the record date, received one share of the Issuer's common stock for each share of Meditech common stock held on the record date. Immediately after the distribution was completed, the Issuer became an independent public company, pending listing on the Over the Counter Bulletin Board. Pursuant to the Spin-off, Petro-Med acquired 180,500 shares of the Issuer's common stock through its ownership of 180,500 shares of Meditech common stock as of the record date.

         KERN. Pursuant to the Spin-off described above, Kern acquired 1,421,948 shares of the Issuer's common stock through his ownership of 1,421,948 shares of Meditech common stock as of the record date.

Item 4   Purpose of Transaction
         ----------------------

(a) PETRO-MED. Petro-Med acquired the shares reported in this Statement for investment purposes. Petro-Med intends to periodically review its investment in the Issuer and, based on a number of factors, including the evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, Petro-Med may acquire additional securities of the Issuer or dispose of the shares of common stock reported in this Statement through open market or privately negotiated transactions.

Petro-Med does not have any plans or proposals that would result in any of the following:

CUSIP NO. 27579W103                    13D                          Page 6 of 10


(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)      any action similar to any of those enumerated above.

KERN. Kern acquired the shares reported in this Statement for investment purposes. Kern intends to periodically review its investment in the Issuer and, based on a number of factors, including the evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, Kern may acquire additional securities of the Issuer or dispose of the shares of common stock reported in this Statement through open market or privately negotiated transactions.

Kern does not have any plans or proposals that would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP NO. 27579W103                    13D                          Page 7 of 10


(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Item 5   Interest in Securities of the Issuer
         ------------------------------------

(a) (i) PETRO-MED. As of the date of this Statement, Petro-Med is the beneficial owner of 180,500 shares of common stock of the Issuer. Based upon a total of 2,156,855 shares of the Issuer outstanding, the shares which Petro-Med is the beneficial owner of represent 8.4% of the outstanding shares.

         By virtue of their relationship with Petro-Med, each of the Controlling Persons may be deemed, under Rule 13d-3 of the Securities Exchange Act of 1934 (the "1934 Act"), to beneficially own the 180,500 shares of Common Stock of the Issuer owned by Petro-Med. Each Controlling Person disclaims any beneficial ownership in the shares of Common Stock of the Issuer which Petro-Med owns.

         (ii) KERN. As of the date of this Statement, Kern is the beneficial owner of 1,602,448 shares of common stock of the Issuer. The 1,602,448 shares held by Kern include (a) 1,421,948 held of record and (b) 180,500 shares owned by Petro-Med. The 1,602,448 shares held by Kern do not include a total of 86,262 shares beneficially owned by his wife and adult children, as to which Kern disclaims beneficial ownership. Based upon a total of 2,156,855 shares of the Issuer outstanding, the shares which Kern is the beneficial owner of represent 74.3% of the outstanding shares.

(b) (i) PETRO-MED. Petro-Med has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of 180,500 shares of the Issuer. By virtue of their relationship with Petro-Med, each of the Controlling Persons may be deemed, under Rule 13d-3 of the 1934 Act, to beneficially own the 180,500 shares of Common Stock of the Issuer owned by Petro-Med. No Controlling Persons presently hold any shares of Common Stock of the Issuer, and each disclaims beneficial ownership of the 180,500 shares of Common Stock of the Issuer owned by Petro-Med.

CUSIP NO. 27579W103                    13D                          Page 8 of 10


         (ii) KERN. Kern has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of 1,421,948 shares of the Issuer. Kern has the shared power to vote, or direct the vote of, and to dispose, or direct the disposition of 180,500 shares of the Issuer through Petro-Med's ownership of such shares.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
         -----------------------------------------------------------------------

(a)      None.

Item 7   Material to be filed as Exhibits
         --------------------------------

(a)      Joint Filing  Agreement  between  Petro-Med and Kern filed  herewith as
         Exhibit A.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certify that the information set forth in this statement is true, complete and correct.




Date:  September 27, 2005                Petro Med, Inc.

                                         By: /s/ Gerald N. Kern
                                         ---------------------------------------
                                         Gerald N. Kern, Chief Executive Officer


                                          /s/ Gerald N. Kern
                                         ---------------------------------------
                                         Gerald N. Kern

                                    EXHIBIT A
                                    ---------

                             Joint Filing Agreement

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock of East West Distributors, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing or filings. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of this 27th day of September, 2005.



                                         Petro Med, Inc.

                                         By: /s/ Gerald N. Kern
                                         ---------------------------------------
                                         Gerald N. Kern, Chief Executive Officer


                                          /s/ Gerald N. Kern
                                         ---------------------------------------
                                         Gerald N. Kern